U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     LYONS                           RALPH                LARRY
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   (Last)                           (First)             (Middle)

   3070 St. Mary's Way
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                                    (Street)

   Powhatan, Virginia 23139
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Central Virginia Bankshares, Inc. ("CVBK")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     December 13, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   President and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                            12/13/02      A(1)            95.72       A(1)   $15.67                  D
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Common Stock                            12/13/02      A(2)     V      82.6561     A(2)   $15.67   24,467.3002(3) D
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Common Stock                                                                                       4,042(3)      I          By wife
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Common Stock                                                                                       2,072.3951(3) I          By son
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Options              $12.83(4)                   9,450(4)  1/3-1/11/99  1/10/2009 Common 9,450(4) $12.83(4)             D
                                                           1/3-1/11/00
                                                           1/3-1/11/01
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Options              $13.31(4)                   1,102(4)  Immediately 7/15/2012 Common  1,102(4) $14.01(4)   10,552    D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:
(1)  Voluntary  cash   contribution   purchase   under  the  Issuer's   Dividend
Reinvestment and Stock Purchase Plan.
(2) Reinvestment of dividends under the Issuer's Dividend Reinvestment and Stock Purchase Plan.
(3) The total  includes shares of Common  Stock that the Reporting
Person acquired on December 13, 2002, pursuant to a 5% stock dividend that the Issuer paid to all holders of record as of November 15, 2002.
(4) The Reporting Person has previously reported the acquisitions of these options, which the Reporting Person acquired on January 11, 1999 and July 16, 2002, respectively. The exercise price and the number of options underlying each set of options have been revised to reflect adjustments made as of December 13, 2002, under the terms of the options, following a 5% stock dividend that the Issuer paid to all holders of record of the securities underlying the options as of November 15, 2002.

/s/Thomas R. Thornton, Jr.,
Power of Attorney for Ralph Larry Lyons                    December 17, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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